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                                EXHIBIT 99-B.4.39

                     ING LIFE INSURANCE AND ANNUITY COMPANY

                                   ENDORSEMENT

This Contract is hereby endorsed as follows:

The last sentence of Section 3.03(e) is deleted and replaced as follows:

     If this Contract is issued under an Individual Retirement Annuity Plan (see Specifications page), the above notice will be sent to the Participant(s).

The last paragraph of Section 3.13 is deleted and replaced as follows:

     If this Contract is issued for an Individual Retirement Annuity Plan, the above notice will be sent to each Participant.

The first paragraph of Section 4.01 entitled Choices to be Made is deleted and replaced as follows:

     An Annuity Option may be elected by telling the Company to pay all or any portion of the Current Value (minus any premium tax) as a premium for an Annuity under Option 2, 3 or 4 (see 4.06). The payments to the Annuitant when payments start shall be determined in accordance with the requirements of Section 401(a)(9) of the Code. The first Annuity payment must be made not later than the April 1 of the calendar year following the calendar year in which the Annuitant attains age 70 1/2 or such later date as may be allowed under federal law or regulations.

     The Company may be told to make the first Annuity payment during any prior month.

     For distributions taken in a lump sum, see Surrender Value.

Add the next paragraph to Option 1 under Section 4.06 entitled Annuity Options as follows:

     If the beneficiary elects that the full sum paid upon death is to be held under this Option, the beneficiary, if the spouse, must elect (a) or (b) above not later than the date the Annuitant would have attained age 70 1/2. If the beneficiary is not the spouse and has not elected (a) within one year of the death of the Annuitant, the beneficiary must tell the Company to pay the full sum within 5 years after the death of the Annuitant.

Add the next paragraphs as Section 5.06 entitled Individual Retirement Annuity Plan to the Contract as follows:

     (a) The preceding Sections 5.01, 5.02, 5.03, 5.04 and 5.05 of the Special Provisions do not apply to this Contract.

     (b) Control of Contract: The Contract Holder has no right, title or interest in the amounts held under the Contract either by reason of remitting Purchase Payment(s) or applying for this Contract.

          Each Participant shall own all amounts held in his or her Individual Account. Each Participant may make any choices allowed by this Contract for his or her Individual Account. Choices made under this Contract must be in writing. Until receipt of such choices in its Home Office, the Company may rely on any previous choices made.

          This Contract and any Individual Accounts shall not be subject to the claims of any creditors. This Contract and any Individual Accounts are nonassignable and nontransferable except to the Company.

     (c)  Designation of Beneficiary: Each Participant shall name a beneficiary.

     (d) Individual Accounts: The Company will maintain an Individual Account for each Participant.

     (e)  Maintenance Fee: The Maintenance Fee will be zero (0).

EGTIRA-02

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     (f)  Current Value: The Current Value of a Participant's Individual Account
          at the end of a Valuation Period will be as determined under Section 3.10.

     (g) Purchase Payment(s): Purchase Payment(s) are subject to the following conditions:

          (1) Contributions to the Contract, other than rollover contributions or employer contributions to a Simplified Employee Pension Plan, may not exceed such dollar amount as permitted under Code Section 219(b)(5)(A) or any higher limit allowed by law for any taxable year. Notwithstanding the previous sentence, a Participant aged 50 or older may make catch-up contributions to the Contract over and above the maximum contribution amount otherwise permitted each year to the extent permitted under Code Section 219(b)(5)(B).

          (2) The Contract shall accept rollover contributions of amounts that are considered rollover eligible amounts in accordance with Code
               Section 402(c)(4) from an eligible retirement plan described in Code Section 402(c)(8)(B). Such rollover contributions may include amounts that would be otherwise includible in income (pre-tax contributions) or amounts that are not includible in income (post-tax contributions), or both. The Contract shall not account for pre-tax and post-tax contributions separately.

     (h) Required Distribution to Participant: Distribution to the Participant must begin in the form of Annuity Payments no later than the April 1 of the calendar year following the calendar year in which the Participant attains age 70 1/2 or such later date as may be allowed under federal law or regulation or be made in a lump sum by the same date.

     (i) Annuity Payments to Annuitant: In no event may any payments to the Annuitant under an Annuity Option extend beyond:

          (1)  The life of the Annuitant;

          (2)  The lives of the Annuitant and beneficiary;

          (3) A period certain greater than the Annuitant's life expectancy according to regulations under Code Section 401(a)(9), determined as of the date payments are to commence; or

          (4) A period certain greater than the life expectancies of the Annuitant and beneficiary according to regulations under Code
               Section 401(a)(9), determined as of the date payments are to begin.

     (j) Sum Payable at Death (Before Annuity Payments Start): The Company will pay the Current Value to the beneficiary if:

          (1)  The Participant dies before Annuity payments start; and

          (2) The notice of death is received in good order by the Company at its Home Office.

          The sum paid will be the Current Value on the date the notice is received at the Company's Home Office. The amount paid from the Fixed Account will not be less than the Net Purchase Payment(s) allocated to the Fixed Account plus interest added by the Company (less any prior transfers (see 3.12), surrenders or amounts applied to any Annuity Option). The beneficiary, if a spouse, may choose to apply all or part of the payment to any Annuity Option or may elect to defer payments to a date not later than when the Participant would have attained age
          70 1/2. Alternatively, the spouse may choose to treat the Individual Account as his or her own. If the beneficiary is not the spouse, all of the payment must either be applied only to Annuity Option 2, 3 or 4 within one year of the Participant's death, or be paid to the beneficiary within 5 years of the death of the Participant (see Part
          IV). If no beneficiary exists, the payment will be made to the estate of the Participant.

     (k) Annuity Payments to the Beneficiary: In no event may any payments to the beneficiary under an Annuity Option extent beyond:

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          (1)  The life of the beneficiary; or

          (2) Any certain period greater than the beneficiary's life expectancy as determined by regulations under Internal Revenue Code Section 401(a)(9).

     (l) Surrender Value: The amount paid by the Company upon the surrender of any portion of the Individual Account shall not be reduced by a Surrender Fee.

     (m) Application of Refund of Premium: Any refund of premiums (other than those from excess contributions) will be applied before the close of the calendar year following the year of the refund, toward future payment(s) or the purchase of additional benefits.

     (n) Reports: The Company, as issuer of this Contract, will make any reports required of it by federal law.

Endorsed and made a part of this Contract on the effective date of the Contract.

                                          President
                                          ING Life Insurance and Annuity Company

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